Exhibit 11.0

Calculation of Earnings per Share

(share data in thousands, adjusted for August 24, 2001 four-for-three stock split)

	December 31,
	2003	2002	2001
Weighted Average Shares Outstanding	3,016	3,007	2,990
Common Stock Equivalents	47	20	—
Average Common Shares and Equivalents, Fully Diluted	3,063	3,027	2,990
Net Income ($000)	$1,674	$1,227	$506
Basic Earnings per Share	$0.56	$0.41	$0.17
Diluted Earnings per Share	$0.55	$0.41	$0.17